

November 1, 2010

Leonard Borow
Chief Executive Officer and President
Aeroflex Incorporated
35 South Service Road
P.O. Box 6022
Plainview, N.Y. 11803

> **Re: Aeroflex Incorporated and co-registrants**
> **Registration Statement on Form S-1**
> **Filed October 7, 2010**
> **File No. 333-169799**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed September 2, 2010**
> **File no. 033-88878**

Dear Mr. Borow:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Signatures, page II-17

1.   We note that John Adamovich, Jr. has signed as the Principal Accounting Officer of Aeroflex Incorporated. However, in Exhibit 31.3 to your Form 10-K for fiscal year ended June 30, 2010, Charles Badlato signed as the Principal Accounting Officer. Please confirm to us that John Adamovich, Jr. is your Principal Accounting Officer or revise accordingly.

2.   We note that the Principal Executive Officer and Principal Accounting Officer signed on behalf of the co-registrants listed in Schedule III. Please revise to include the signature of the Principal Financial Officer.

Form 10-K for the fiscal year ended June 30, 2010
Item 9A.   Controls and Procedures, page 128

3.   We note your disclosure that your "disclosure controls and procedures … are designed to ensure that information required to be disclosed in the reports that we file … is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission." Please tell us if your disclosure controls and procedures as of June 30, 2010 were also designed to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act was accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure; and in your applicable future filings, if you continue to elect to define disclosure controls and procedures, please revise your disclosure to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

4.   In future filings the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title. Refer to Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or Timothy Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile): Gary T. Moomjian, Esq. – Moomjian, Waite & Coleman LLP